September 21, 2005

Dave Walz
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549-0406

Sent Via Fax no. 001 202 772 9205

Dear Mr. Walz:

I have attached a copy of our proposed response to your comment letter Dated September 12, 2005. We would appreciate you review of our response and appreciate any comments or guidance you can provide.

Sincerely yours,



By /s/ Søren Degn.
Chief Financial Officer
EuroTrust A/S
Phone + 45 39 54 00 00 Fax +45 39 54 00 01

September 21, 2005

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549-0406

RE: SEC Comment Letter Dated September 12, 2005 (File No. 000-30690)

Dear Mr. Spirgel:

We have reviewed the comments included in your letter dated September 20, 2005 regarding the Form 20-F filed by EuroTrust A/S on June 3, 2005. Our responses to your comments follow.

Form 20-F for Fiscal Year Ended December 31, 2004

1. Please refer to previous comment 2. Regarding the disposition of EuroTrust Secure Hosting A/S and of EuroTrust NetVaulting A/S, tell us how you considered example No. 9 of EITF 03-13 in your analysis, In addition, tell us in detail how you concluded that the divestitures EuroTrust Realtime Security A/S, EuroTrust PKI, and Virus112 A/S should not be classified as discontinued operations. In response address EITF 03-13 and Paragraph 42 of SFAS 144.

EuroTrust A/S Response

Example No 9 of the Issue Summary No. 1, Supplement No. 3 of EITF 03-13 requires the that significance of the continuing cash flows be considered.

The significance was considered on the date of sale. The EuroTrust Secure Hosting sales agreement signed January 2004 calls for annual royalty payments of approximately DKK 2.4 million or $400,000 USD through March of 2007. The Net Vaulting sales agreement signed November 2003 calls for annual royalty payments of DKK 1.2 million of $200,000 USD through 2012 assuming the current customers do not discontinue service. These sales proceeds have been and will continue to be booked as received as collection is not assured. Due to the relative significance of these balances to expected future net income the assets were not reclassified to discontinued operations.

Issue Summary No.1, Supplement No. 3 of EITF 03-13 containing Example No. 9 was not effective as of the date of the dispositions of any of the Entities according to paragraph 14

> 14. The consensus reached by the Task Force at the September 29–30, 2004 EITF meeting should be applied to a component of an entity that has been either disposed of or classified as held for sale after October 13, 2004 (date of Board ratification). Previously reported operating results related to disposal transactions initiated within

an enterprise's fiscal year that includes the date of the ratification may be reclassified to reflect the consensus.

We understand your concern as: Why were the divestitures EuroTrust Realtime Security A/S, EuroTrust PKI, and Virus112 A/S not recorded as a discontinued operations as they qualify for grouped assets and operations.

We have reported the operations of EuroTrust Realtime Security A/S, EuroTrust PKI, and Virus112 A/S plus EuroTrust Secure Hosting and Net Vaulting as a segment / reporting unit of business in our financial statements. We understood the reclassification of a segment / reporting unit of operations as discontinued operations should not occur until the Company had abandoned the internet industry which we believed we could not due to the cash flows to be received from EuroTrust Secure Hosting and Net Vaulting.

We believed the discontinued operations classification of only a portion of the disposed internet segments / reporting units operations and resulting gain or loss would make the comparability of the fiscal years difficult. We informally inquired of the commission by phone regarding classification and we determined the EuroTrust Secure Hosting and NetVaulting did not qualify due to the significance of the continuing cash flows thus we have not reclassified the segment / reporting unit as discontinued operations though we understand the individual entities would qualify as asset groups.

We would appreciate your further guidance on these matters. We would propose reclassifying all internet segment operations to discontinued operations in future filings.

General

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the company's filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the

Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

EuroTrust A/S Response

EuroTrust A/S acknowledges that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the company's filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

EuroTrust A/S understands that the Division of Enforcement has access to all information EuroTrust A/S provides to the staff of the Division of Corporation Finance in the staff's review of EuroTrust A/S filing or in response to the staff's comment on EuroTrust A/S filing.

If you have any further comments or would like to discuss any of the responses above, please contact me at your convenience.

Sincerely yours,

By /s/ Søren Degn.
Chief Financial Officer
EuroTrust A/S
+ 45 39 54 00 00